# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: DocGo Inc., CIK 0001822359
CUSIP: 256086109
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 35 West 35th Street, Floor 6, New York, New York (NY), 10001
Date of event which requires filing of this statement: 02/13/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001193805-24-001367
Filed by CIK 0001352546

## Reporting persons
- Deerfield Mgmt, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 5,051,500; sole dispositive power 0; shared dispositive power 5,051,500; aggregate amount beneficially owned 5,051,500 (4.95% of the class)
  Comment: As of December 31, 2024, the Reporting Person had shared voting and dispositive power with respect to, and beneficially owned, 7,195,956 shares of common stock, or 7.05% of the outstanding common stock. Shares of common stock reported herein as being beneficially owned by Deerfield Mgmt, L.P. are comprised of shares held by Deerfield Partners, L.P., of which Deerfield Mgmt, L.P. is the general partner.
- Deerfield Management Company, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 5,051,500; sole dispositive power 0; shared dispositive power 5,051,500; aggregate amount beneficially owned 5,051,500 (4.95% of the class)
  Comment: As of December 31, 2024, the Reporting Person had shared voting and dispositive power with respect to, and beneficially owned, 7,195,956 shares of common stock, or 7.05% of the outstanding common stock. Shares of common stock reported herein as being beneficially owned by Deerfield Mgmt, L.P. are comprised of shares held by Deerfield Partners, L.P., of which Deerfield Management Company, L.P. is the investment advisor.
- Deerfield Partners, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 5,051,500; sole dispositive power 0; shared dispositive power 5,051,500; aggregate amount beneficially owned 5,051,500 (4.95% of the class)
  Comment: As of December 31, 2024, the Reporting Person had shared voting and dispositive power with respect to, and beneficially owned, 7,195,956 shares of common stock, or 7.05% of the outstanding common stock.
- James E. Flynn: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 5,051,500; sole dispositive power 0; shared dispositive power 5,051,500; aggregate amount beneficially owned 5,051,500 (4.95% of the class)
  Comment: As of December 31, 2024, the Reporting Person had shared voting and dispositive power with respect to, and beneficially owned, 7,195,956 shares of common stock, or 7.05% of the outstanding common stock. Shares of common stock reported herein as being beneficially owned by James E. Flynn are comprised of shares of common stock held by Deerfield Partners, L.P.

## Item 1. Issuer
Name of issuer: DocGo Inc.
Address of issuer's principal executive offices: 35 West 35th Street, Floor 6, New York, NY 10001

## Item 2. Person Filing
Name of person filing: James E. Flynn, Deerfield Mgmt, L.P., Deerfield Partners, L.P. and Deerfield Management Company, L.P.
Address of principal business office or, if none, residence: James E. Flynn, Deerfield Mgmt, L.P., Deerfield Partners, L.P. and Deerfield Management Company, L.P., 345 Park Avenue South, 12th Floor, New York, NY 10010
Citizenship:
Deerfield Mgmt, L.P., Deerfield Management Company, L.P. and Deerfield Partners, L.P. - Delaware limited partnerships;

James E. Flynn - United States citizen

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Deerfield Mgmt, L.P. - 5,051,500 shares
Deerfield Management Company, L.P. - 5,051,500 shares
Deerfield Partners, L.P. - 5,051,500 shares
James E. Flynn - 5,051,500 shares
Percent of class:
Deerfield Mgmt, L.P. - 4.95%
Deerfield Management Company, L.P. - 4.95%
Deerfield Partners, L.P. - 4.95%
James E. Flynn - 4.95%
Sole power to vote or to direct the vote: All Reporting Persons 0
Shared power to vote or to direct the vote:
Deerfield Mgmt, L.P. - 5,051,500
Deerfield Management Company, L.P. - 5,051,500
Deerfield Partners, L.P. - 5,051,500
James E. Flynn - 5,051,500
Sole power to dispose or to direct the disposition: All Reporting Persons - 0
Shared power to dispose or to direct the disposition:
Deerfield Mgmt, L.P. - 5,051,500
Deerfield Management Company, L.P. - 5,051,500
Deerfield Partners, L.P. - 5,051,500
James E. Flynn - 5,051,500

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit B

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit A. Joint Filing Agreement.

Exhibit B. Item 8 Statement.

Exhibit C. Power of Attorney (1).

(1) Power of Attorney previously filed as Exhibit 24 to a Form 3 with regard to BiomX Inc. filed with the Securities and Exchange Commission on March 19, 2024 by Deerfield Private Design Fund V, L.P., Deerfield Healthcare Innovations Fund II, L.P., Deerfield Mgmt V, L.P., Deerfield Mgmt HIF II, L.P., Deerfield Management Company, L.P. and James E. Flynn.

## Signatures
- Deerfield Mgmt, L.P.: /s/ Jonathan Isler, Jonathan Isler, Attorney-In-Fact (02/13/2025)
- Deerfield Management Company, L.P.: /s/ Jonathan Isler, Jonathan Isler, Attorney-In-Fact (02/13/2025)
- Deerfield Partners, L.P.: /s/ Jonathan Isler, Jonathan Isler, Attorney-In-Fact (02/13/2025)
- James E. Flynn: /s/ Jonathan Isler, Jonathan Isler, Attorney-In-Fact (02/13/2025)